100 Federal Street

Boston, MA 02110

March 5, 2024

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Alberto Zapata

Re:	Comments on Preliminary Proxy Statement on Schedule 14A (File Nos. 811-05740, 811 05498, 811-07626, and 811-05452), filed with the Securities and Exchange Commission (the “Commission”) on February 12, 2024 (the “Proxy Statement”), of Putnam Managed Municipal Income Trust, Putnam Master Intermediate Income Trust, Putnam Municipal Opportunities Trust and Putnam Premier Income Trust (each a “Fund” and collectively, the “Funds”)

Dear Mr. Zapata:

This letter responds to the comments that you provided telephonically on behalf of the staff of the Commission (the “Staff”) on Monday, February 26, 2024 regarding the Proxy Statement. For convenience of reference, I have summarized each of the Staff’s comments before the Funds’ response.

1.         Comment: The Proxy Statement must be finalized with all brackets removed and all material information provided.

Response: The Fund has revised the Proxy Statement to provide all material information and to remove all brackets.

2.         Comment: On page 9 of the Proxy Statement in the section titled “Election of Trustees,” the Proxy Statement discloses that “Pursuant to the Amended and Restated Bylaws of each fund and the 1940 Act, holders of the preferred shares of your fund, voting as a separate class, are entitled to elect two nominees for Trustees.” Please include clarifying information regarding what, if any, statutory requirement is being triggered and, more specifically, please clarify in your response if the Proxy Statement is referring to Section 18(a)(2)(C) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: We have made the requested change. We confirm that the relevant section is Section 18(a)(2)(C) of the 1940 Act, which requires that the Fund entitle the holders of such senior securities, voting as a class, to elect at least two directors at all times. The relevant disclosure will appear as follows (new language underlined):

Pursuant to the Amended and Restated Bylaws of each fund and provisions of the 1940 Act governing the issuance of preferred shares, holders of the preferred shares of your fund, voting as a separate class, are at all times entitled to elect two nominees for Trustees.

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3.         Comment: On pages 36-37 of the Proxy Statement in the section “Meeting Quorum and Methods of Tabulation,” the Proxy Statement discloses that “The Amended and Restated Bylaws of Putnam Managed Municipal Income Trust and Putnam Municipal Opportunities Trust each include a provision (together, the “Control Share Provision”) pursuant to which, in summary, a shareholder who obtains beneficial ownership of fund shares in a ‘Control Share Acquisition’ may exercise voting rights with respect to such shares only to the extent the authorization of such voting rights is approved by other shareholders of the fund.” Please disclose that the state in which the Funds are organized does not have an applicable control share activism statute. As such, please disclose that recent federal and state court precedents have found that such control share acquisition provisions are not consistent with Investment Company Act of 1940, as amended.

Response: We respectfully decline to make this change. The Proxy Statement discloses and has been revised to emphasize that “the Control Share Provision currently has no effect, and will not affect voting at the annual meeting in any way,” making it clear that the Control Share Provisions are not relevant to the current vote. As a result, we do not believe that a discussion of recent federal and state court precedents is relevant or helpful to shareholders at this time.

4.         Comment: In the same section, please also disclose that the no-action position expressed in a staff statement on control share acquisition statutes dated May 27, 2020 does not extend to the Funds’ specific circumstances, (i.e., closed end funds organized in a state that does not have an applicable control share acquisition statute).

Response: We respectfully decline to make this change. The Proxy Statement discloses (and, as noted in our response to comment 3, has been revised to emphasize) that “the Control Share Provision currently has no effect, and will not affect voting at the annual meeting in any way,” making it clear that the Control Share Provisions are not relevant to the current vote. We do not believe that a discussion of the Staff’s no-action letter is relevant or helpful to shareholders at this time.

I believe that this letter addresses the Staff’s comments. Any questions on the Proxy Statement filing or with respect to this comment response letter may be directed to the undersigned. Thank you for your assistance.

Sincerely yours,

Venice Monagan

Senior Corporate Counsel

Putnam Investment Management, LLC

(617) 760-2577

cc: Yana D. Guss, Ropes & Gray LLP

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